Exhibit 99.1

Silvercorp Announces Main Zone Drill Results, Including 1.68 g/t Gold over 212.5 Metres, at the Kyzyltash Sulfide Gold Project, Kyrgyzstan

VANCOUVER, BC, Aug. 18, 2026 /CNW/ -  Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to announce the first batch of drill results from the fully-permitted Tulkubash/Kyzyltash gold projects located within the ~7 square kilometre mining license.  As previously announced (June 22, 2026 press release), ZAAV, a 70%-owned Kyrgyzstan subsidiary of Silvercorp, launched a 50,000 to 60,000 metre ("m") drilling program, including both in-fill and step-out drilling to convert inferred resources into measured & indicated categories, and to make discoveries to expand the resource base at the Kyzyltash Sulfide Gold Project deposit, including the Contact Zone (CZ) and the Main Zone (MZ).

The assay results in this news release come from 29 diamond drill holes along the strike direction of the Main Zone, ranging from Line 1480 (m) to Line 5120 (m) for a total strike length of 3,640 m of mineralized range (see Figure 1). These initial drill holes mostly focused on step-out between different mineralized bodies and the east/west extension of the MZ, which is under drilling by ten rigs.  Since July, the Company has changed to mostly in-fill drilling, with step-out holes in the down-dip direction.

The assay drill results from the CZ are pending, where currently six rigs are drilling.

Highlights of Main Zone Drilling Results from Kyzyltash Sulfide Gold Project (all intervals represent actual core lengths):

•	Drill hole DH26M687 is drilled at a dip angle of -39 degrees in an azimuth direction of 318 degrees at Line 2520, perpendicular to the strike of the MZ mineralization zone. It is the most significant discovery hole as it extends beyond the previously-defined gold structures 1-2, and intercepted two new parallel structures 3-4 (Figure 2):
•	29.5 m interval at 3.26 grams per tonne ("g/t") gold ("Au") from 34.5 to 64.0 m (Structure 1),
•	42.5 m interval at 2.06 g/t Au from 77.5 to 120.0 m (Structure 2),
•	25.5 m interval at 3.05 g/t Au from 161.8 to 187.3 m (Structure 3),
•	33.0 m interval at 2.51 g/t Au from 205.3 to 238.3 m (Structure 4), and
•	A combined 212.5 m interval at 1.68 g/t Au from 34.5 to 247.0 m.
•	Drill hole DH26M686 is drilled at Line 2440, approximately 80 m southwest of hole DH26M687, at a dip angle of -72.5 degrees in an azimuth direction of 140 degrees, and intercepted six structures:
•	4.5 m interval at 3.23 g/t Au from 37.5 to 42.0 m (Structure 1),
•	4.5 m interval at 1.82 g/t Au from 63.0 to 67.5 m (Structure 2),
•	39.0 m interval at 4.79 g/t Au from 124.5 to 163.5 m (Structure 3), including 6.0 m interval at 22.23 g/t Au from 148.5 to 154.5 m,
•	6.0 m interval at 2.80 g/t Au from 187.5 to 193.5 m (Structure 4),
•	10.5 m interval at 1.03 g/t Au from 201.0 to 211.5 m (Structure 5), and
•	19.5 m interval at 3.09 g/t Au from 265.5 to 285 m (Structure 6).
•	Drill hole DH26M818, a step-out hole, was drilled in the central area of the MZ, at Line 3440, approximately 920 m to the northeast of hole DH26M687, along the strike of the MZ. The drill hole also intercepted three parallel structures (Figure 3):
•	4.5 m interval at 13.65 g/t Au from 105.0 to 109.5 m,
•	3.0 m interval at 4.77 g/t Au from 121.5 to 124.5 m,
•	13.5 m interval at 8.04 g/t Au from 138.5 to 152.0 m, and
•	A combined interval of 47.0 m at 3.95 g/t Au from 105.0 to 152.0 m.
•	Drill hole DH26M675, a step-out hole, at the most western hole at Line 1480: a 30.0 m interval at 1.04 g/t Au from 60.0 to 90.0 m,
•	including 9.0 m at 2.66 g/t Au from 76.5 to 85.8 m.
•	Drill hole DH26M696, a step-out hole at Line 1840: 34.5 m interval at 2.41 g/t Au from 195.5 to 230.0 m.
•	Drill hole DH26M679, an in-fill hole at Line 2000: a 25.5 m interval at 3.62 g/t Au from 93.0 to 118.5 m.
•	Drill hole DH26M680, a step-out at Line 2080 intercepted 7 parallel structures:
•	61.5 m interval at 1.34 g/t Au from 32.0 to 93.5 m, and
•	34.0 m interval at 2.04 g/t Au from 236 to 270 m, including 19.0 m interval at 3.0 g/t Au from 236.0 to 255.0 m,
•	9.0 m interval at 2.04 g/t Au from 295.5 to 304.5 m, and
•	12.5 m interval at 2.0 g/t Au from 347.5 to 360.0 m.
•	Drill hole DH26M685, an in-fill hole at Line 2320: a 39.0 m interval at 2.37 g/t Au from 166.0 to 205.0 m.
•	Drill hole DH26M688, a step-out hole at Line 2600: a 50.0 m interval at 1.94 g/t Au from 95.0 to 145.0 m.
•	Drill hole DH26M828, a step-out hole at Line 2840: a 45.0 m interval at 2.11 g/t Au from 105.0 to 150.0 m.
•	Drill hole DH26M830, a step-out at Line 2920 intercepted 7 parallel structures, including:
•	22.5 m interval at 1.64 g/t Au from 117.0 to 139.5 m,
•	9.0 m interval at 3.58 g/t Au from 117.0 to 126 m,
•	6.0 m interval at 3.43 g/t Au from 180.0 to 186 m,
•	12.0 m interval at 2.15 g/t Au from 214.55 to 226.5 m,
•	25.5 m interval at 2.55 g/t Au from 285.0 to 310.5 m, and
•	20.5 m interval at 2.25 g/t Au from 330.0 to 350.5 m.
•	Drill hole DH26M709, a step-out hole at Line 4840: a 49.5 m interval at 1.70 g/t Au from 136.3 to 185.8 m.
•	Drill hole DH26M705, a step-out hole at Line 4920: a 12.0 m interval at 4.90 g/t Au from 378.0 to 390.0 m,
•	including 4.5 m at 12.16 g/t Au from 384.0 to 388.50 m.
•	Drill hole DH26M703, a step-out hole at Line 5040: a 4.5 m interval at 18.77 g/t Au from 240.0 to 244.5 m.
•	Drill hole DH26M699, a step-out hole at Line 5120, at about 2,600 m to the northeast from hole DH26M687, also intercepted multiple parallel structures including a long intercept of 37.5 m interval at 3.94 g/t Au from 230.5 to 268.0 m (Figure 4).

Complete drilling results are presented in Table 1 below.  Drill-hole specifications for the referenced holes are provided in Table 2, and a drill plan view is presented in Figure 1, where from Line 1480 to Line 5120, the drill holes are located within a 3,640 m distance along the strike of the MZ.

Planview of the Kyzyltash Sulphide Project
Legend
2026 Main Zone Drillholes
Exploration Grid
Licence3117AE Boundary
Licence3319AP Boundary
Tulkubash
Kyzyltash - Contact Zone
Kyzyltash - Main Zone
TULKUBASH
MAIN ZONE
CONTACT ZONE
1480
2520
3440
4280
5120
N
S
E
W
4,660,000N
4,658,000N
4,656,000N
12,678,000E
12,680,000E
12,682,000E
12,684,000E
0
500
1000m

Figure 1: Plan view of the Kyzyltash Sulfide Gold Project showing the Tulkubash oxide zone and the Kyzyltash sulfide Deposit, including the Contact Zone (CZ) and the Main Zone (MZ) with drill holes in the MZ.

Figure 1: Plan view of the Kyzyltash Sulfide Gold Project showing the Tulkubash oxide zone and the Kyzyltash sulfide Deposit, including the Contact Zone (CZ) and the Main Zone (MZ) with drill holes in the MZ.

Kyzyltash
Main Zone
Section 2520
Section Width
+20m, -20m
Au Legend (g/t)
Not Sampled / Pending Assay
< 0.1
0.1 to 0.5
0.5 to 1.0
1.0 to 2.0
2.0 to 3.0
3.0 to 5.0
5.0 to 10.0
10.0 to 20.0
>= 20.0
Legend
Topography
Planned Holes
Mineralized Structures
Old Drillhole Trace
2026 Drillhole Trace
40
0
40m
4,657,000N
12,680,400E
4,656,800N
12,680,600E
2,400m
2,200m
DH26M694
DH26M687
MZ26-10
MZ26-11
MD21M015
DC521
DC520A
33m@2.51g/t
25.5m@3.05g/t
42.5m@2.06g/t
29.5m@3.26g/t
212.5m@1.68g/t
STRUCTURE 1
STRUCTURE 2
STRUCTURE 3
STRUCTURE 4
CCH13M24144
CCH13M24147

Figure 2: Section 2520, looking northeast, showing drill hole DH26M687 (assay results for drill hole DH26M694 are pending).

Figure 2: Section 2520, looking northeast, showing drill hole DH26M687 (assay results for drill hole DH26M694 are pending).

12,681,000E
4,657,400N
12,681,200E
2,400m
2,200m
Au Legend (g/t)
Not Sampled / Pending Assay
< 0.1
0.1 to 0.5
0.5 to 1.0
1.0 to 2.0
2.0 to 3.0
3.0 to 5.0
5.0 to 10.0
10.0 to 20.0
>= 20.0
4.5m@13.65g/t
3m@4.77g/t
13.5m@8.04g/t
47m@3.95g/t
CCH0004
MD21M012
CCH08M3014
CCH13M34003
MZ26-43
DH26M818
Kyzyltash
Main Zone
Section 3400
Section Width
+20m, -20m
Legend
Topography
Planned Holes
Mineralized Structures
Old Drillhole Trace
2026 Drillhole Trace
20
0
20m

Figure 3: Section 3400, looking northeast, showing drill hole DH26M818.

Figure 3: Section 3400, looking northeast, showing drill hole DH26M818.

12,682,400E
4,658,500N
12,682,600E
4,658,280N
2,200m
2,000m
Au Legend (g/t)
Not Sampled / Pending Assay
< 0.1
0.1 to 0.5
0.5 to 1.0
1.0 to 2.0
2.0 to 3.0
3.0 to 5.0
5.0 to 10.0
10.0 to 20.0
>= 20.0
16.5m@0.95g/t
13.5m@0.51g/t
3m@2.37g/t
1.5m@3.00g/t
6m@0.58g/t
1.5m@2.78g/t
4.5m@2.17g/t
4.5m@1.58g/t
6m@1.53g/t
6m@1.02g/t
15m@1.92g/t
3m@3.04g/t
37.5m@3.94g/t
15m@0.85g/t
13.5m@0.71g/t
CCH08M501
DH26M699
DH26M700
STRUCTURE 1
STRUCTURE 2-3
STRUCTURE 4-5
STRUCTURE 5-6-7
STRUCTURE 8-9
Kyzyltash
Main Zone
Section 5120
Section Width
+20m, -20m
Legend
Topography
Planned Holes
Mineralized Structures
Old Drillhole Trace
2026 Drillhole Trace
40
0
40m

Figure 4: Section 5120, looking northeast, showing drill holes DH26M699 and DH26M700.

Figure 4: Section 5120, looking northeast, showing drill holes DH26M699 and DH26M700.

Summary of Drill Programs and Results

The project is located on the southeastern portion of the Sandalash mountain range, along the northwestern margin of the Sandalash River, in the Chatkal district, Jalal-Abad Oblast of western Kyrgyzstan, approximately 300 kilometres ("km") southwest of the capital of Bishkek. It sits within the Zaav's Mining License 3117AE (~7 km2) (Figure 1).

The Kyzyltash Sulfide Gold Project deposit represents a mesozonal orogenic gold system. Mineralization is hosted within a series of subvertical, northeast-southwest-trending shear zones controlled by the Sandalash Fault Zone ("SFZ"). Movement along the SFZ is predominantly sinistral strike-slip, generating extensional structures that acted as conduits for mineralization.

Mineralization is characterized by pervasive sericite alteration and disseminated sulfides, with relatively limited quartz-carbonate veining, which typically comprises less than 5% of the mineralized volume. The host sequence consists of an Ordovician flysch complex dominated by sandstone packages interbedded with fine-grained black shale. These rocks have locally undergone greenschist-facies metamorphism and exhibit complex structural deformation and local contact metasomatism.

These initial drill results have further confirmed multiple broad zones of gold mineralization within the Main Zone and additional subparallel mineralized structures which were unknown.  The mineralized zones remain open at depth and along strike of over 3,640 m.  For the purpose of a Pre-feasibility study, the Company has re-focused its drilling strategy since July 2026 to mostly in-fill with some step-out holes in down-dip direction for resource upgrading into mostly measured and Indicated categories.

Approximately 80,500 m of drilling had been completed within the Kyzyltash Sulfide Gold Project zone by 2013. Since 2014, exploration drilling and most engineering studies conducted by external consultants have focused primarily on defining mineral resources and reserves and advancing the development plan for the oxidized gold zone at Tulkubash.

The Company subsequently completed a  mineral resource estimate for the Tulkubash and Kyzyltash Chaarat Gold Projects effective October 15 2025, titled "NI 43-101 Technical Report and Updated Mineral Resource Estimate for the Tulkubash And Kyzyltash Chaarat Gold Project Republic Of Kyrgyzstan" prepared by the Company's Technical Services department in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), reporting 3.94 million ounces of gold at an average grade of 2.44 g/t Au in the Measured and Indicated categories, and 1.58 million ounces of gold at an average grade of 2.30 g/t Au in the Inferred category.

Table 1: Complete Drilling Results

Line #	Hole ID	Structure		From (m)	To (m)	Length (m)	Au g/t	Hole Type	Estimated true width（m）
1480	DH26M675	1		60.00	90.00	30.00	1.04	Step-out	16.50
			incl.	76.50	85.50	9.00	2.66		4.95
		2		219.00	246.00	27.00	0.49		14.85
1680	DH26M676	1		0.00	7.50	7.50	0.55	Step-out
		2		33.00	40.50	7.50	0.85
		3		72.00	79.50	7.50	0.49
1720	DH26M695	1		0.20	100.50	100.30	0.48	Step-out
		2		172.50	180.00	7.50	1.56
		3		229.50	243.00	13.50	2.41
1720	DH26M677	1		13.50	24.00	10.50	0.86	Step-out
		2		88.50	91.50	3.00	0.50
1800	DH26M678	1		7.00	43.00	36.00	1.06	Step-out
			incl.	16.00	26.50	10.50	2.15
		2		80.50	88.00	7.50	0.34
		3		107.50	113.50	6.00	1.93
			incl.	107.50	112.00	4.50	2.32
		4		128.50	136.00	7.50	0.55
		5		142.00	154.00	12.00	0.88
		6		179.50	185.50	6.00	1.14
1840	DH26M696	1		77.00	80.00	3.00	0.78	Step-out
		2		168.50	176.00	7.50	1.28
		3		195.50	230.00	34.50	2.41
1920	DH26M692	1		259.50	264.00	4.50	0.65	Fault
1960	DH26M691	1		115.50	121.50	6.00	0.53	Step-out
		2		223.50	231.00	7.50	0.38
		3		319.50	322.50	3.00	0.48
		4		330.00	333.00	3.00	0.48
		5		342.00	360.00	18.00	0.84
2000	DH26M679	1		57.00	118.50	61.50	1.67	In-fill
			incl.	93.00	118.50	25.50	3.62
		2		135.00	151.50	16.50	0.68
		3		180.00	184.50	4.50	0.98
		4		219.00	225.00	6.00	2.00
2080	DH26M680	1		32.00	93.50	61.50	1.34	Step-out
		2		120.50	143.00	22.50	0.91
		3		167.00	173.00	6.00	1.27
		4		219.50	225.50	6.00	1.00
		5		236.00	270.00	34.00	2.04
			incl.	236.00	255.00	19.00	3.00
		6		291.00	328.50	37.50	0.91
			incl.	295.50	304.50	9.00	2.04
		7		347.50	360.00	12.50	2.00
2120	DH26M681	1		50.00	77.00	27.00	0.41	Step-out
		2		165.50	171.50	6.00	1.00
		3		239.00	272.00	33.00	0.67
		4		326.00	329.00	3.00	0.62
		5		338.00	342.50	4.50	0.87
2320	DH26M685	1		166.00	205.00	39.00	2.37	In-fill	33.15
			incl.	175.00	185.50	10.50	3.13		8.93
			incl.	190.00	205.00	15.00	3.23		12.75
		2		251.50	256.00	4.50	2.93		3.83
		3		265.00	268.00	3.00	0.85		2.55
2440	DH26M686	1		37.50	42.00	4.50	3.23	In-fill
		2		63.00	67.50	4.50	1.82
		3		124.50	163.50	39.00	4.79
			incl.	148.50	154.50	6.00	22.23
		4		187.50	193.50	6.00	2.80
		5		201.00	211.50	10.50	1.03
		6		265.50	285.00	19.50	3.05
2520	DH26M687	1		34.50	247.00	212.50	1.68		180.63
			incl.	34.50	64.00	29.50	3.26	In-fill	25.08
		2	incl.	77.50	120.00	42.50	2.06	In-fill	36.13
		3	incl.	161.80	187.30	25.50	3.05	Step-out	21.68
		4	incl.	205.30	238.30	33.00	2.51	Step-out	28.05
2600	DH26M688	1		95.00	145.00	50.00	1.94	Step-out
			incl.	95.00	111.50	16.50	3.37
		2	incl.	131.50	139.00	7.50	3.60
		3		170.50	194.50	24.00	0.72
			incl.	182.50	187.00	4.50	1.92
2640	DH26M689	1		34.50	43.50	9.00	0.31	Step-out
		2		99.00	118.50	19.50	2.11
			incl.	99.00	105.00	6.00	5.80
		3		135.00	144.00	9.00	0.53
2740	DH26M690	1		0.00	6.00	6.00	3.56	Step-out
		2		37.50	42.00	4.50	3.50
		3		66.00	69.00	3.00	4.61
		4		88.50	103.50	15.00	0.80
		5		127.50	139.50	12.00	0.61
		6		168.00	213.00	45.00	0.56
2840	DH26M828	1		105.00	150.00	45.00	2.11	Step-out	36.00
		2		168.00	187.50	19.50	0.94		15.60
			incl.	168.00	174.00	6.00	2.43		4.80
2920	DH26M830	1		25.50	46.50	21.00	0.47	In-fill	14.70
		2		78.00	100.50	22.50	0.83		15.75
		3		117.00	139.50	22.50	1.64		15.75
			incl.	117.00	126.00	9.00	3.58		6.30
		4		180.00	186.00	6.00	3.43		4.20
		5		214.50	226.50	12.00	2.15		8.40
		6		235.50	240.00	4.50	1.15		3.15
		7		285.00	355.00	70.00	1.81	Step-out	49.00
			incl.	285.00	310.50	25.50	2.55		17.85
			incl.	330.00	350.50	20.50	2.26		14.35
3440	DH26M818			105.00	152.00	47.00	3.95	Step-out	37.60
		1	incl.	105.00	109.50	4.50	13.65		3.60
		2	incl.	121.50	124.50	3.00	4.77		2.40
		3	incl.	138.50	152.00	13.50	8.04		10.80
4840	DH26M709	1		20.00	40.30	20.30	0.89	Step-out	11.17
		2		79.30	83.80	4.50	0.77		2.48
		3		109.30	122.80	13.50	0.31		7.43
		4		136.30	185.80	49.50	1.70		27.23
			incl.	137.80	145.30	7.50	3.39		4.13
			incl.	166.30	178.30	12.00	2.54		6.60
		5		218.80	235.30	16.50	1.85		9.08
			incl.	232.30	235.30	3.00	6.57		1.65
4920	DH26M706	1		0.00	3.00	3.00	1.14	Step-out	2.55
		2		43.50	48.00	4.50	0.89		3.83
		3		120.00	138.00	18.00	2.17		15.30
4920	DH26M705	1		1.50	6.00	4.50	0.41	Step-out	2.25
		2		33.00	40.50	7.50	0.43		3.75
		3		57.00	76.50	19.50	0.41		9.75
		4		163.50	166.50	3.00	2.09		1.50
		5		190.50	205.50	15.00	1.52		7.50
		6		378.00	390.00	12.00	4.90		6.00
			incl.	384.00	388.50	4.50	12.16		2.25
5040	DH26M704	1		35.50	49.00	13.50	0.31	Step-out	11.48
		2		67.00	92.50	25.50	0.53		21.68
		3		113.50	122.50	9.00	0.69		7.65
		4		140.50	145.00	4.50	0.40		3.83
		5		170.50	196.00	25.50	1.84		21.68
			incl.	187.00	191.50	4.50	7.83		3.83
5040	DH26M703	1		66.00	70.50	4.50	0.31	Step-out	3.15
		2		123.00	126.00	3.00	3.34		2.10
		3		135.00	151.50	16.50	1.03		11.55
		4		177.00	180.00	3.00	1.56		2.10
		5		240.00	244.50	4.50	18.77		3.15
		6		300.00	309.00	9.00	0.36		6.30
5080	DH26M702	1		12.00	15.00	3.00	1.16	Step-out	2.55
		2		30.00	36.00	6.00	0.63		5.10
		3		75.00	78.00	3.00	2.99		2.55
		4		103.50	129.00	25.50	1.57		21.68
			incl.	103.50	109.50	6.00	2.97		5.10
		5		151.50	159.00	7.50	0.40		6.38
		6		177.00	181.50	4.50	0.81		3.83
		7		192.00	196.50	4.50	1.47		3.83
		8		205.50	214.50	9.00	0.82		7.65
		9		223.50	228.00	4.50	7.35		3.83
5080	DH26M701	1		39.00	47.00	8.00	0.66	Step-out	4.80
		2		120.50	125.00	4.50	0.56		2.70
		3		133.50	151.50	18.00	0.59		10.80
		4		172.50	180.00	7.50	4.21		4.50
		5		210.00	231.00	21.00	0.65		12.60
		6		256.50	259.50	3.00	1.46		1.80
		7		274.50	285.00	10.50	0.63		6.30
		8		291.00	300.00	9.00	2.11		5.40
5120	DH26M700	1		14.00	30.50	16.50	0.95	Step-out	10.73
		2		72.50	75.50	3.00	2.37		1.95
		3		98.00	104.00	6.00	0.58		3.90
		4		134.00	138.50	4.50	1.58		2.93
		5		158.00	164.00	6.00	1.53		3.90
		6		177.50	183.50	6.00	1.02		3.90
		7		197.00	212.00	15.00	1.92		9.75
		8		233.00	248.00	15.00	0.85		9.75
			incl.	233.00	236.00	3.00	3.15		1.95
		9		341.00	354.50	13.50	0.71		8.78
5120	DH26M699	1		14.50	26.50	12.00	0.68	Step-out	10.20
		2		40.00	53.50	13.50	0.51		11.48
		3		85.00	86.50	1.50	3.00		1.28
		4		101.50	103.00	1.50	2.78		1.28
		5		134.50	139.00	4.50	2.17		3.83
		6		148.00	160.00	12.00	1.76		10.20
		7		212.50	215.50	3.00	3.04		2.55
		8		230.50	268.00	37.50	3.94		31.88

Notes:
1.	Total 29 diamond drill holes.
2.	Drill location, altitude, azimuth, and dip of drill holes are provided in Table 2.
3.	Drill intercepts were calculated using length-weighted average grades based on the reported sample intervals.
4.	True width of mineralization is estimated for the intervals of holes drilled to northwest directions.
5.	Line # is designed by spacing between sections. For example, Line 1480 means 1,480 meters from 0-line; Line 5120 is 3,640 meters from Line 1480.

Table 2: Summary of Drill Holes

Drill Hole	East	North	Elevation	Length (m)	Azimuth (°)	Dip (°)
DH26M675	12679620.91	4656244.20	2455.98	250.00	315.0	-61.5
DH26M676	12679795.06	4656347.58	2479.58	150.00	144.0	-74.0
DH26M677	12679810.35	4656374.50	2484.29	160.00	138.0	-51.0
DH26M678	12679889.55	4656416.69	2491.20	210.00	148.0	-79.0
DH26M679	12680029.91	4656569.73	2523.70	225.00	140.0	-80.0
DH26M680	12680015.85	4656678.96	2520.45	360.00	139.0	-73.0
DH26M681	12680038.64	4656712.07	2520.42	350.00	143.0	-72.0
DH26M685	12680394.69	4656648.17	2432.86	280.30	321.0	-40.0
DH26M686	12680316.60	4656842.11	2556.76	300.00	140.0	-72.5
DH26M687	12680495.09	4656843.99	2479.32	250.00	318.0	-39.0
DH26M688	12680486.88	4656959.65	2544.02	200.00	140.0	-72.0
DH26M689	12680539.40	4656956.10	2521.81	150.00	140.0	-69.0
DH26M690	12680566.32	4657032.85	2512.11	252.00	137.0	-59.0
DH26M691	12679927.83	4656619.28	2581.14	360.00	144.0	-75.0
DH26M692	12679931.48	4656546.33	2582.42	300.00	140.0	-72.0
DH26M695	12679757.11	4656438.92	2537.37	270.00	140.0	-66.0
DH26M696	12679838.00	4656531.93	2566.85	285.50	137.0	-57.5
DH26M699	12682585.20	4658412.23	2262.57	277.50	319.0	-39.0
DH26M700	12682585.76	4658411.58	2262.51	355.50	320.0	-53.0
DH26M701	12682551.09	4658380.30	2257.71	350.00	322.0	-60.0
DH26M702	12682550.04	4658381.74	2257.79	235.40	321.0	-34.0
DH26M703	12682493.62	4658339.60	2257.86	350.00	321.0	-59.0
DH26M704	12682492.68	4658340.64	2257.91	220.80	322.0	-36.0
DH26M705	12682453.20	4658297.94	2260.52	404.90	317.0	-65.0
DH26M706	12682452.18	4658298.93	2261.26	250.00	319.0	-30.0
DH26M709	12682387.21	4658215.57	2275.76	300.30	323.0	-65.0
DH26M818	12681198.62	4657365.42	2448.73	231.00	317.0	-43.0
DH26M828	12680773.08	4656942.03	2362.05	226.00	321.0	-35.0
DH26M830	12680947.17	4656966.32	2333.54	386.70	320.0	-54.5

Notes:
1.	Drill collar coordinate system is Pulkovo 1942 / Gauss-Krüger Zone 12 (EPSG:28412)
2.	Coordinates of drill collars are picked with GPS GNSS receiver Leica GS 16.

Quality Assurance and Quality Control
The Kyzyltash Sulfide Gold Project maintains appropriate sample-security and QA/QC procedures for all aspects of its exploration programs. Drill cores were logged at the project site by project geologists and/or contractor geologists under the supervision of senior project geologists to collect geological information, including lithology, alteration, oxidation, degree of fracturing, mineralization, structures, Rock-Quality Designation (RQD), and core recovery, using AGR™ 4.0 software.

Wet and dry drill cores were photographed prior to core cutting. The drill cores were then cut in half along their long axis using a diamond saw. Each sample is approximately 1.5 m in length and is placed in a numbered polyethylene bag and securely sealed. After cutting and sampling, the core is photographed again.

Quality-control samples, including certified reference materials, blank samples, and coarse and pulp duplicates, were inserted into the primary sample sequence at a ratio of 20% prior to shipment to Stewart Assay and Environmental Laboratories LLC (SAEL), located near Bishkek, Kyrgyzstan, for sample preparation and geochemical analysis.

The remaining half-cores were transported to the project's base storage facility at Malovodnoye, near Bishkek, Kyrgyzstan. All sample deliveries and core-transportation activities are conducted under the direct supervision of project geologists of the Company.

Stewart Assay and Environmental Laboratories LLC (SAEL) is an internationally certified, independent testing laboratory. It holds ISO 9001:2008 accreditation for quality management and is accredited to ISO/IEC 17025:2017 by UKAS for specific testing, including geochemical analysis.

At SAEL's facility, drill core samples from the project were dried at 105°C, crushed to ≥90% passing 2 mm, and the analytical split was pulverized to ≥90% passing 0.075 mm. Gold was analyzed by 30 g fire assay with lead collection and an atomic absorption finish. In addition, pulp samples were analyzed for 36 elements by ICP-AES following Aqua Regia digestion.

Qualified Persons

This news release has been reviewed and approved by Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company who is the designated qualified person for the Company.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long-life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.

Lon Shaver, President

Phone: (604) 669-9397

Toll Free 1(888) 224-1881

Email: investor@silvercorp.ca

Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward- looking statements. Forward-looking statements relating to, among other things: statements regarding the potential of the Tulkubash/Kyzyltash gold projects; the anticipated drilling, development, and other activities or achievements of the Company; timing of future assay results; the price of silver and other metals; foreign exchange rates; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner;; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China, Canada, the United States, Ecuador and Kyrgyzstan; our ability to comply with environmental, health and safety laws; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward- looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors". Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS

The technical and scientific information contained herein has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum classification system, which differs significantly from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.  In particular, and without limiting the generality of the foregoing, this news release uses the terms "measured resources," "indicated resources" and "inferred resources" as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the "U.S. Rules") are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the "MJDS"), the Company is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the definitions of "proven mineral reserves" and "probable mineral reserves" under the U.S. Rules are now "substantially similar" to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are "substantially similar" to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

Additional information relating to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com

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CNW 08:00e 18-AUG-26